SANDVIK

Our date
2005-12-22
Your date

Our reference

Your reference

Attending to this matter, tel. direct line, fax direct line
KF/Gunnar Båtelsson, +46 26 26 10 20

Commission File No. 82-1463

06010100

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 10549
USA

Attention: Office of International
Corporate Finance, Mr Samuel Wolff,
Special Counsel

Re: Exemption Under Exchange Act
Rule 12g3-2(b); Commission
File No, 82-1463

Dear Sir:

In connection with the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") granted to Sandvik AB by the Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b) promulgated under the Act, enclosed is Sandvik AB Press Release, Sandvik implements compulsory redemption of Walter shares, dated 22 December, which is being submitted under Rule 12g(b)1)(iii).

Sincerely,

SANDVIK AKTIEBOLAG; (publ)

Gunnar Båtelsson
Group Treasurer and VP Finance

Postal address Public Company (publ) Telephone Telefax

Cusip number 800212201

SANDVIK

Press Release

Sandvik implements compulsory redemption of Walter shares

Sandvik's application for compulsory redemption of the remaining 3.56% of the shares in German Walter AG has now been approved. The background is that the appeal submitted to the court opposing Sandvik's application for compulsory redemption has been withdrawn.

Following the compulsory redemption, Walter AG will be delisted from the stock exchange in Frankfurt. Delisting of Walter and payment for the minority shares is expected to be completed before the end of December 2005. Sandvik currently owns 96.44% of the shares in Walter AG.

Sandvik reached an agreement in autumn 2001 with the main owners of Walter covering acquisition of the majority of the shares in the company. Following approval of the German competition authorities in December 2001, the acquisition was initiated and Walter was consolidated as of February 25, 2002 within the Sandvik Tooling business area. In September 2002, a public offer was made to the other shareholders in Walter for all the shares outstanding in the company. At Walter's Annual General Meeting in June 2005, it was resolved to apply for compulsory redemption of the remaining shares.

Sandviken, 22 December 2005

Sandvik AB; (publ)

For further information, contact Per Nordberg, Executive Vice President and CFO, Sandvik AB, +46 (0)26-26 10 61

Sandvik is a global industrial group with advanced products and world-leading positions in selected areas – tools for metal cutting, machinery and tools for rock excavation, stainless materials, special alloys, metallic and ceramic resistance materials as well as process systems and sorting systems. The Group has 38,000 employees in 130 countries, with annual sales of approximately SEK 55,000 M.

Postal address	Public Company (publ)	Telephone	Telefax
SANDVIK AB Group Communications SE-811 81 SANDVIKEN SWEDEN	Reg.No 556000-3468 VAT No. SE663000060901 www.sandvik.com	+46 26 26 10 47	+46 26 26 10 43